1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500
Mr. Trace Rakestraw
U.S. Securities and Exchange Commission
 Division of Investment Management
100 F. Street N.E.
Washington, D.C. 20549

May 1, 2017

Re:	Registration Statement on Form N-1A (File Nos. 333-103714 and 811-21317)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Stadion Investment Trust (the “Trust”). Mr. Rakestraw of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on April 27, 2017, regarding Post-Effective Amendment No. 48 (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”), filed electronically with the Commission on April 19, 2017. The following are the Staff’s comments and the Trust’s response to each:

1.
In the section entitled “Additional Information About Sales Charges”, it provides that: “Financial Intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or CDSC waivers.” Please remove this language (here and elsewhere in the prospectus and SAI) or disclose in the prospectus any variations in the availability of front-end sales load waivers or CDSC waivers reflected in such policies or procedures.

Response: The Trust has removed the applicable language from the prospectus and the SAI.

2.
In the section entitled “Additional Information About Sales Charges”, it provides that: “Further information regarding the Funds’ sales charges, as well as information regarding reduced sales charges and waived sales charges, and the terms and conditions for the purchase, pricing and redemption of Fund shares is available on the Funds’ website at www.stadionfunds.com.” Please confirm that all information regarding sales waivers or discounts is disclosed either in the prospectus (together with the rest of the information required by N-1A Item 12) or in an appendix to the prospectus per IM Guidance Update No. 2016-06 (dated December 2016) (the “IM Guidance”).

Response: The word “Further” has been deleted from the relevant sentence, such that it has been revised to now state that: “Information regarding the Funds’ sales charges, as well as information regarding reduced sales charges and waived sales charges, and the terms and conditions for the purchase, pricing and redemption of Fund shares is available on the Funds’ website at www.stadionfunds.com.”

3.	Please confirm in correspondence that Merrill Lynch is the only financial intermediary with whom the Trust has an agreement to waive sales loads.

Response: The Trust has already included information regarding its agreement with Merrill Lynch to waive sales loads under certain circumstances (see the appendix to the Prospectus (the “Appendix”)). After reviewing its sales agreements with other financial intermediaries, the Trust is adding the following disclosure to the Appendix regarding other agreements that the Trust has to waive sales loads under certain circumstances:

The following shareholders that purchase a Fund’s shares through the following financial intermediaries will be eligible for the following load waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in the Funds’ Prospectus or SAI:

Front–End Sales Load Waivers on Class A Shares
Fidelity Brokerage Services
●	Fund shares purchased by Employee Benefit Plans through Fidelity Investments Institutional Operations Company, Inc.
●	Fund shares listed on Fidelity’s No Transaction Fee platform that are purchased through accounts maintained through Fidelity’s Institutional Wealth Services.
TD Ameritrade, Inc.
●	Fund shares sold through fee-based programs or separate accounts sponsored, offered or facilitated by TD Ameritrade or its affiliates, clients or customers.
●	Fund shares sold through TD Ameritrade’s Premier List.
●	Fund shares purchased by third party investment advisors on behalf of their advisory clients through TD Ameritrade’s platform.

CDSC Waivers on Class C Shares
Fidelity Brokerage Services
●	Fund shares purchased by Employee Benefit Plans through Fidelity Investments Institutional Operations Company, Inc.
●	Shares of Funds on Fidelity’s No Transaction Fee platform that are purchased through accounts maintained through Fidelity’s Institutional Wealth Services.
TD Ameritrade, Inc.
●	Fund shares sold through fee-based programs or separate accounts sponsored, offered or facilitated by TD Ameritrade or its affiliates, clients or customers.
●	Fund shares sold through TD Ameritrade’s Premier List.
●	Fund shares purchased by third party investment advisors on behalf of their advisory clients through TD Ameritrade’s platform.

* * * * * * *

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

Jeffrey T. Skinner

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